Exhibit 99.2

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CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Guy Neev and Lior Torem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.20 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, May 19, 2015, at 4:00 p.m. (Israel time) at the offices of the Company, the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE EXTERNAL DIRECTORS NAMED IN ITEMS 1A AND 1B AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST ON ANY ITEM SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side.)

1.1	14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CHECK-CAP LTD.

May 19, 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided. ”

00032232232232200000 8	051915

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE EXTERNAL DIRECTORS NAMED IN ITEMS 1A AND 1B AND “FOR” ITEMS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1A.	To ratify the election of Mr. Yuval Yanai as an external director for an initial three-year term.	☐	☐	☐
			YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 1A? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 1A)
			☐	☐
			YES	NO
		Are you a controlling shareholder?	☐	☐
			FOR	AGAINST	ABSTAIN
	1B.	To elect Ms. Mary Jo Gorman as an external director for an initial three-year term.	☐	☐	☐
			YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 1B? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 1B)
			☐	☐
			YES	NO
		Are you a controlling shareholder?	☐	☐
			FOR	AGAINST	ABSTAIN
2.
Subject to the approval of Items 1A and 1B, to ratify and approve the compensation to be paid to each of the external directors, Mr. Yuval Yanai and Ms. Mary Jo Gorman, consisting of an annual fee and a one-time option grant.
			☐	☐	☐
			YES	NO
		Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)	☐	☐
			YES	NO
		Are you a controlling shareholder?	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	To approve the terms of engagement of Mr. Bill Densel, as President of U.S. Operations.	☐	☐	☐
			YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)
			☐	☐
			YES	NO
		Are you a controlling shareholder?	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.